April 17, 2019

Ms. Katherine Bagley, Staff Attorney

Ms. Mara Ransom, Assistant Director

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Investview, Inc.
Amendment Nos. 3 and 4 to Registration Statement on Form S-1
Filed March 28, 2019
File No. 333-229341

Ladies:

This letter is in response to your letter dated April 8, 2019, respecting your review of Amendment Nos. 3 and 4 to Registration Statement on Form S-1 filed March 28, 2019, by Investview, Inc., File No. 333-229341. Your comments are set forth below, followed by our responses.

Amendment Nos. 3 and 4 to Registration Statement on Form S-1

General

1.	We note your response to comment 1 that “the reference to purchase notices is correct: the investor can choose the time of the purchases by submitting purchase notices, subject to the deadlines in section 2.3(b) of the common stock purchase agreement.” Because the investor has the ability to determine when and whether shares are to be issued, the investor is not “irrevocably bound” to purchase these shares. Therefore, we continue to believe that your resale registration of shares is not appropriate at this time. For additional guidance, we refer you to Securities Act Sections Compliance and Disclosure Interpretations 139.12, 139.13, and 139.15, the last of which clearly states that “only the company can have the right to exercise the put and, except for conditions outside the investor’s control, the investor must be irrevocably bound.” Please withdraw your registration statement as it relates to these shares and complete your private placement to remove the investor’s ability to determine the timing of the issuance of the shares, or tell us why you believe that your investor is irrevocably bound consistent with the aforementioned guidance.

Response:	We entered into an amendment to the common stock purchase agreement on April 11, 2019, that takes all control over the timing and amount of purchases away from the investor and gives it to us. With those changes, we believe that the investor is now irrevocably bound as discussed in the guidance the Staff cited. The 8-K with that amendment was filed on April 12, 2019. We are filing amendment number 5 to the S-1 registration statement reflecting those changes to the common stock purchase agreement.

INVESTVIEW, INC.

Ms. Katherine Bagley, Staff Attorney

Ms. Mara Ransom, Assistant Director

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

April 17, 2019

Government Regulation

2.	We note your response to comment 3 and your amended disclosure removing your reference to “substantial state and federal regulation” and stating that, “[you] have established these registrations and federal the advisory structure to offer automated trade execution, which is managed by the RIA for equities and equity options and the CTA for commodities, futures, and OTC Forex.” However, we were unable to identify “the RIA” and “the CTA” to which you refer. If your use of “RIA” is meant to convey that you are a registered investment advisor, please clearly disclose the same here. Please also disclose, if true, that you are required to register with the state securities administrators as an investment advisor, and briefly describe the state securities regulations that apply to your activities. If your use of “CTA” is meant to convey that you are a registered commodity trading advisor, please clearly disclose the same here, and describe the regulatory agency with which you are required to register. Please also describe the specific regulations that apply to your activities as a commodity trading advisor.

Response:	The disclosure is revised as required. Please note that some of the information requested was in the paragraph immediately preceding the one referred to in this comment.

Please let me know if you have any further questions.

Sincerely,

INVESTVIEW, INC.

/s/ William C. Kosoff
William C. Kosoff
Acting Chief Financial Officer